FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2002


                         Brazilian Distribution Company
                         ------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                     ------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---




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GRUPO PAO DE ACUCAR LOGO                                            Page 1 of 2







                   Companhia Brasileira de Distribuicao (CBD)
                         Announces July 2002 Net Sales


Sao Paulo, Brazil, August 14, 2002 - Companhia Brasileira de Distribuicao (NYSE
(CBD); BOVESPA (PCAR4)) today announced preliminary, non-audited July 2002 net sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.


In July 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$894.2 million, a 25.0% growth compared to the same period in 2001. Total net sales in the period totaled R$ 754.8 million, representing a 24.8% growth.

Same store sales presented a 5.3% growth, with an increase of 5.0% in sales of food products and an increase of 7.6% in sales of non-food products.



It is important to highlight that all the Company's formats presented positive performances in the period, even with the volatility of the economic conjuncture and the consequent negative reflex in the consumer's confidence.



The performance in July benefited from a weaker comparative basis; however, it is important to mention once more the good performance of the hypermarkets and the two-digit growth of the Barateiro format.

                               Sales Performance
                               -----------------


                                    Same Stores                Total Stores
                                    -----------                ------------

January 2001                           1.1%                        19.1%
February 2001                          3.1%                        22.9%
March 2001                             0.7%                        20.2%
April 2001                             1.9%                        14.4%
May 2001                              -0.1%                         6.6%
June 2001                             -2.5%                         4.0%
July 2001                             -9.9%                        -6.7%
August 2001                           -5.8%                        -4.8%
September 2001                        -4.9%                        -3.0%
October 2001                          -6.6%                        -3.6%
November 2001                         -3.5%                         2.8%
December 2001                         -2.8%                         4.1%
January 2002                          -1.4%                         5.9%
February 2002                         -2.8%                         4.8%
March 2002                             7.1%                        15.7%
April 2002                            -7.8%                         1.5%
May 2002                               7.2%                        17.3%
June 2002                              3.3%                        12.8%
July 2002                              5.3*%                       24.8*%


Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, sales performance in July was 16.1% higher than the one registered in the same period in 2001. Same store sales' performance was -2.1%.

GRUPO PAO DE ACUCAR LOGO                                            Page 2 of 2


COMPANHIA BRASILEIRA DE              THOMSON FINANCIAL INVESTOR RELATIONS
  DISTRIBUICAO (CBD)                 Doris Pompeu
Fernando Tracanella                  Phone:  (11) 3848 0887 ext. 208
Investor Relations Manager           E-mail:  doris.pompeu@thomsonir.com.br
Phone: (11) 3886 0421                         -----------------------------
Fax: (11 3884 2677
E-mail:  pa.relmerc@paodeacucar.com.br
         -----------------------------
                  Website: http://www.grupopaodeacucar.com.br

The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: August 21, 2002                  By: /s/ Augusto Marques da Cruz Filho
                                              ---------------------------------
                                       Name: Augusto Marques da Cruz Filho
                                       Title: Chief Financial Officer



                                       By:/s/ Aymar Giglio Junior
                                             ----------------------------------
                                       Name: Aymar Giglio Junior
                                       Title: Investor Relations Officer